EXHIBIT 10
                                                                     ----------


FOR IMMEDIATE RELEASE
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                                                 For further information, call:
                                                 Alan Miller
                                                 Innisfree M & A Incorporated
                                                 (212) 750-5831


                     GOLDEN CYCLE PROPOSES THE ACQUISITION
                   OF UP TO APPROXIMATELY 4,600,000 SHARES OF
               GLOBAL MOTORSPORT GROUP FOR $19 PER SHARE IN CASH-
                  SEEKS CONSENTS TO REPLACE BOARD OF DIRECTORS

         WYNNEWOOD, PA, October 27, 1998 - Golden Cycle, LLC announced today it will solicit consents from stockholders of Global Motorsport Group, Inc. (NASDAQ: CSTM) to replace Global's Board of Directors with nominees committed to facilitate an acquisition of the company by Golden Cycle. Under the acquisition proposal, Global Motorsport would commence a self tender offer to purchase up to approximately 4,600,000 shares of its common stock for $19 per share in cash. Based upon information in Global's SEC filings, this number of shares represents approximately 99% of the outstanding shares of Global not owned by Golden Cycle.

         The self tender will not be subject to any financing conditions. Golden Cycle has entered into a commitment letter with NationsBank, N.A. pursuant to which NationsBank will provide an $80 million senior credit facility for the purpose of acquiring shares in the tender offer, refinancing existing indebtedness of Global, paying fees and expenses of the transaction and providing for working capital needs. Alex and Roger Grass have committed to fund an additional $30 million in subordinated debt and $60 million in equity to finance the transaction. Mr. Alex Grass, President of Golden Cycle, said that "Despite Global's refusal to negotiate with us and permit us to conduct meaningful due diligence and despite the difficult debt markets, we have obtained an $80 million senior credit facility and demonstrated our commitment to acquire Global and provide shareholders with value now. If shareholders will elect our nominees to the Board of Global, we are prepared to enter into an agreement which is not conditioned on financing and will not contain any provisions that would preclude or restrict Global from considering other offers for its shares. Golden Cycle's nominees for the Global Board are committed to conducting good faith negotiations with any person who makes a bona fide, fully financed offer to purchase substantially all of the outstanding shares of Global Motorsport for more than $19 per share."

         In a related matter, in order to best facilitate the above-described agreement with Global Motorsport and the self tender offer, Golden Cycle announced that it intends to allow its current tender offer for the shares of Global Motorsport to expire without the purchase of any shares thereunder on the scheduled expiration date of 12:00 midnight, New York City time, on Friday, October 30, 1998.

                  CERTAIN INFORMATION CONCERNING PARTICIPANTS

         Golden Cycle, LLC ("Golden Cycle") and certain other persons named below may solicit the consent of shareholders (a) to remove the current members of the Board of Directors of Global Motorsport Group, Inc. ("Global") and elect five nominees (the "Nominees") as directors of Global pursuant to a shareholder action by written consent (the "Consent Solicitation") and (b) in favor of three proposals to amend the By-laws of Global. The participants in this solicitation may include the officers of Golden Cycle (Alex Grass and Roger Grass), each of whom is a Nominee.

         As of the date of this communication, Golden Cycle is the beneficial owner of 528,100 shares of Common Stock, par value $0.001 per share, of Global. Other than as set forth herein, as of the date of this communication, neither Golden Cycle nor any of its members or other representatives or employees, any Nominees or other persons known to Golden Cycle who may solicit proxies has any security holdings in Global.

         Golden Cycle has retained Jefferies & Company, Inc. ("Jefferies & Company") to act as its financial advisor in connection with Golden Cycle's offer to acquire Global and the Consent Solicitation, for which Jefferies & Company will receive customary fees, as well as reimbursement of reasonable out-of-pocket expenses. In addition, Golden Cycle has agreed to indemnify Jefferies & Company and certain related persons against certain liabilities, including certain liabilities under the federal securities laws, arising out of their engagement. Jefferies & Company does not admit that it or any of its shareholders, directors, officers, employees or affiliates is a "participant" as defined in Schedule 14A promulgated under the Securities Exchange Act of 1934 by the Securities and Exchange Commission, or that Schedule 14A requires the disclosure of certain information concerning Jefferies & Company. Andrew Whittaker (an executive vice president) and Louis Fienberg (a senior vice president) of Jefferies & Company may assist Golden Cycle in the solicitation of consents of shareholders. Jefferies & Company engages in a full range of investment banking, securities trading, market-making and brokerage services for institutional and individual clients. In the normal course of its business Jefferies & Company may trade securities of Global for its own account and the accounts of its customers, and accordingly, may at any time hold a long or short position in such securities. Jefferies & Company has informed Golden Cycle that as of October 26, 1998, Jefferies & Company held no shares of Global Common Stock for its own account.


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